Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

August 8, 2014

VIA FEDERAL EXPRESS AND EDGAR

Susan Block, Esq.

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quartet Holdco Ltd.
Amendment No. 2 to Registration Statement on Form S-4
Filed July 15, 2014
File No. 333-195910

Quartet Merger Corp.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed July 15, 2014
File No. 001-36139

Dear Ms. Block:

On behalf of Quartet Holdco Ltd. (“Holdco”), we respond as follows to the Staff’s comment letter, dated July 30, 2014, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Ryan Adams.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Holdco’s response to each comment immediately thereafter.

Securities and Exchange Commission

August 8, 2014

Summary

1.	For each Quartet right to be exchanged for 1/10th of one share of Holdco, please explain in the summary if there will be any rounding of shares.

We have revised the disclosure on page 1 of the Registration Statement as requested.

Exhibit 5.1

2.	We note that the opinion addresses “common shares of par value US$0.0001 each in the capital of the Company to be issued pursuant to the Prospectus constituting part of the Registration Statement . . . .” Please have counsel revise to opine on all securities that are being registered, including the purchase options. Please also have counsel state the number amount of each type of security being registered.

We have included an opinion of Graubard Miller as Exhibit 5.2 to the Registration Statement to cover the purchase options being registered as such securities are governed by New York law. As a result, the legal opinion filed by Cox Hallet Wilkinson Limited relates solely to the common shares of Holdco, including the common shares issuable upon exercise of the purchase options. Both legal opinions state clearly the number amount of each type of security being registered as requested.

3.	In this regard, we note that the registration fee table refers to the Representative’s purchase options and Representative’s unit purchase options, but the purchase options do not appear to be called or defined as Representative’s unit purchase options throughout the prospectus. Please revise throughout for consistency and clearly explain what is meant by purchase options and unit purchase options, if there is a difference, or advise.

We have revised the disclosure throughout the Registration Statement to consistently refer to the above-referenced securities as “purchase options.”

Supplementally, we advise the Staff that when initially issued, the purchase options entitled the holder to purchase a unit identical to the units sold in Quartet Merger Corp.’s initial public offering, which consisted of one share of common stock of Quartet Merger Corp. and one right entitling the holder to automatically receive one-tenth (1/10) of a share of common stock of Quartet Merger Corp. Because the rights automatically convert into one-tenth of a share upon consummation of the transactions contemplated by the Registration Statement and the purchase options are not exercisable before then, there is no reason to refer to them as “unit” purchase options since they now are simply options to purchase shares. We respectfully do not believe it is material to investors to explain this difference which relates solely to nomenclature.

4.	Please also clearly address each security being registered in the opinion, as asked for in the above comment.

The legal opinions now clearly address each security being registered as requested.

Securities and Exchange Commission

August 8, 2014

5.	Counsel may examine such documents as it deems appropriate to render its opinion, but may not limit its opinion to certain documents. Please have counsel revise the second paragraph on page 1 or the Schedule by clarifying that it has examined all other documents as it has deemed necessary to render its opinion.

The legal opinion has been revised as requested.

6.	Please revise the fifth paragraph on page 2. Counsel may not attempt to limit reliance by purchasers on the legality opinion. As such, please remove any limitation on reliance. Purchasers of the securities in the offering are entitled to rely on the opinion. Refer to Section II.B.3.d. in Staff Legal Bulletin, No. 19, available on our website, www.sec.gov.

The legal opinion has been revised as requested.

7.	We note reservation “(c)” on page 2 that non-assessable “shall mean . . . and subject to any contrary provision in any agreement in writing between the Company and the holder of shares.” Please delete the language “subject to any contrary provision in any agreement in writing between the Company and the holder of shares.” Any possibility of future payments would need to be described in the prospectus. Refer to Sections II.B.1.a. and c. in Staff Legal Bulletin, No. 19 available on our website, www.sec.gov.

The legal opinion has been revised as requested.

Exhibit 8.1 (found in Appendix D)

8.	We note your revision and response to our prior comments 6 and 7. We further note that your response to our prior comment 45 in your response letter date June 24, 2014 indicated that the exhibit 8.1 opinion (found in Appendix D) is intended to be a “long-form” opinion. However, there appears to more opined on in the prospectus, such as the status as a passive foreign investment company, than is opined on in the full tax opinion. Please revise to have the entire tax opinion covered in your exhibit 8.1 opinion, if you intend to file a “long-form” opinion. In the alternative, please file a “short-form” opinion and confirm that the prospectus discussion is the opinion. Refer to Section III.B. of Staff Legal Bulletin, No. 19.

As discussed with the Staff, we have updated the disclosure in the prospectus with respect to status as a passive foreign investment company. We have also included an opinion of Willkie Farr & Gallagher LLP as Exhibit 8.2 to the Registration Statement confirming that the information contained in the Registration Statement under the captions “Risk Factors – United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to U.S. holders” and “Business of Pangaea – Tax Considerations — Passive Foreign Investment Company Status and Significant Tax Consequences”, insofar as such information describes the provisions of the federal tax laws of the United States, constitutes a fair summary of such laws. In addition, as discussed with the Staff, we have included "short-form" tax opinions of Graubard & Miller LLP as Exhibit 8.1 to the Registration Statement and Appleby as Exhibit 8.2 to the Registration Statement with respect to the tax disclosure in the prospectus.

Securities and Exchange Commission

August 8, 2014

9.	Please file a signed tax opinion prior to effectiveness.

As indicated above in response to Comment 8, a signed tax opinion has been filed with Amendment No. 3 as requested.

*   *   *   *   *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

Enclosures

cc:	Mr. Eric S. Rosenfeld

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